UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                                 (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No.__)*

                                 Protalex, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    743642100
                                    ---------
                                 (CUSIP Number)

                            Integral Capital Partners
                               3000 Sand Hill Road
                              Building 3, Suite 240
                              Menlo Park, CA 94025
                                 (650) 233-0360
                                 --------------
                  (Name, Address and Telephone Number of Person
               Authorized to Received Notices and Communications)

                               September 18, 2003
                               ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------------------------------------                 ----------------------------
CUSIP NO.  743642100                                             13D                Page 2 of  25 Pages
-----------------------------------------------------------                 ----------------------------
----------- --------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S.     OR  I.R.S.  IDENTIFICATION  NO.  OF ABOVE  PERSON
            Integral Capital Management VI, LLC ("ICM6")
----------- --------------------------------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                      (a) [X] (b) [ ]
----------- --------------------------------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS                                                           WC

----------- --------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
            2(d) OR 2(e)                                                              [ ]
----------- --------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     Delaware (limited liability company)
--------------------------------------- --------- ------------------------------------------------------
                                           7      SOLE VOTING POWER                   -0-

                                        --------- ------------------------------------------------------
              NUMBER OF                    8      SHARED VOTING POWER
                SHARES                            1,687,500  shares  consisting of 1,250,000  issued
             BENEFICIALLY                         shares and a warrant to purchase  437,500  shares.
            OWNED BY EACH                         These  shares and  warrant are  directly  owned by
              REPORTING                           Integral Capital Partners VI, L.P. ("ICP6").  ICM6
             PERSON WITH                          is the general partner of ICP6.*
                                        --------- ------------------------------------------------------
                                           9      SOLE DISPOSITIVE POWER              -0-

                                        --------- ------------------------------------------------------
                                           10     SHARED DISPOSITIVE POWER
                                                  1,687,500 shares (see response to Item 8)
----------- --------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                      1,687,500 shares*
----------- --------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
            SHARES*                                                                   [X]
----------- --------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                                                                     9.66%
----------- --------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
                                                                                      OO
----------- --------------------------------------------------------------------------------------------

* The number reported in Items 8,10 and 11 does not include the 6,950,338 shares and options/warrants exercisable within 60 days of the date hereof to purchase 1,362,353 shares held by the other parties to the Shareholder Agreement, dated September 18, 2003. ICP6 and the other parties to the Shareholder Agreement own in the aggregate 8,200,338 shares of the Issuer's Common Stock and options/warrants exercisable within 60 days of the date hereof to purchase an additional 1,799,853 shares. Each of ICP6 and ICM6 disclaims beneficial ownership of the 6,950,338 shares and options/warrants to purchase 1,362,353 shares held by such other parties to the Shareholder Agreement.

-----------------------------------------------------------                 -----------------------------
CUSIP NO.  743642100                                             13D                Page 3 of  25 Pages
-----------------------------------------------------------                 -----------------------------
----------- ---------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR  I.R.S. IDENTIFICATION  NO.  OF ABOVE  PERSON
            Integral Capital Partners VI, LLC ("ICP6")
----------- ---------------------------------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                      (a) [x] (b) [ ]
----------- ---------------------------------------------------------------------------------------------
    3       SEC USE ONLY

----------- ---------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS                                                           WC

----------- ---------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
             2(d) OR 2(e)                                                             [ ]
----------- ---------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     Delaware (limited partnership)
--------------------------------------- --------- -------------------------------------------------------
                                           7      SOLE VOTING POWER                   -0-

                                        --------- -------------------------------------------------------
              NUMBER OF                    8      SHARED VOTING POWER
                SHARES                            1,687,500 shares  consisting of 1,250,000 issued shares
             BENEFICIALLY                         and a warrant  to  purchase  437,500  shares  which are
            OWNED BY EACH                         directly owned by ICP6. Integral Capital Management VI,
              REPORTING                           LLC is the general partner of ICP6.*
             PERSON WITH                --------- -------------------------------------------------------
                                           9      SOLE DISPOSITIVE POWER              -0-

                                        --------- -------------------------------------------------------
                                           10     SHARED DISPOSITIVE POWER
                                                  1,687,500 shares (see response to Item 8)
----------- ---------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                      1,687,500 shares*
----------- ---------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
            SHARES*                                                                   [X]
----------- ---------------------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                       9.66%

----------- ---------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON                                                  PN

----------- ---------------------------------------------------------------------------------------------

* The number reported in Items 8,10 and 11 does not include the 6,950,338 shares and options/warrants exercisable within 60 days of the date hereof to purchase 1,362,353 shares held by the other parties to the Shareholder Agreement, dated September 18, 2003. ICP6 and the other parties to the Shareholder Agreement own in the aggregate 8,200,338 shares of the Issuer's Common Stock and options/warrants exercisable within 60 days of the date hereof to purchase an additional 1,799,853 shares. Each of ICP6 and ICM6 disclaims beneficial ownership of the 6,950,338 shares and options/warrants to purchase 1,362,353 shares held by such other parties to the Shareholder Agreement.

                                                             Page 4 of 25 Pages

This Statement on Schedule 13D (the "schedule 13D") is being filed pursuant to Rule 13d-1 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended, by each of the entities identified on the cover pages to this
Schedule 13D, relating to the Common Stock (the "Common Stock") of Protalex, Inc., a New Mexico corporation ("Protalex").

Item 1.  Security and Issuer

This Schedule 13D relates to the Common Stock of Protalex, Inc. Protalex's principal executive offices are 717 Encino Place N.E., Suite 17, Albuquerque, NM 87190.

Item 2.  Identity and Background.

(a) - (c) This statement is being filed by Integral Capital Management VI, LLC, a Delaware limited liability company ("ICM6"). The principal business address of ICM6 is 3000 Sand Hill Road, Building 3, Suite 240, Menlo Park, California 94025.

ICM6 is the general partner of Integral Capital Partners VI, L.P., a Delaware limited partnership ("ICP6"). With respect to ICM6, this statement relates only to ICM6's indirect, beneficial ownership of shares of Common Stock of the Issuer (the "Shares"). The Shares and Warrants to purchase Shares have been purchased by ICP6, and ICM6 does not directly or otherwise hold any Shares. Management of the business affairs of ICM6, including decisions respecting disposition and/or voting of the Shares, resides in a majority of the managers of ICM6, such that no single manager of ICM6 has voting and/or dispositive power of the Shares.

(d) - (e) Neither ICM6 nor, to the best of ICM6's knowledge, any of the persons listed on Exhibit B hereto have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each manager of ICM6 is set forth on Exhibit B hereto.

Item 3.  Source and Amount of Funds or Other Consideration.

Pursuant to a Securities Purchase Agreement among Protalex, ICP6, vSpring SBIC, L.P., SF Partners and other signatories thereto, dated September 18, 2003 (the "Purchase Agreement"), ICP6 purchased 1,250,000 shares of Common Stock and a Warrant to purchase an additional 437,500 shares of Common Stock of Protalex.

                                                              Page 5 of 25 Pages

Item 4.  Purpose of Transaction.

(a) - (c) Not applicable.

(d) See Item 6.

(e) - (i) Not applicable.

(j) ICP6 intends to review on a continuing basis its investment in Protalex. ICP6 may decide to increase or decrease its investment in Protalex depending upon the price and availability of Protalex's securities, subsequent development affecting Protalex, Protalex's business and prospects, other investment and business opportunities available to ICP6, general stock market and economic conditions, tax considerations and other factors.

Other than as described above, ICP6 currently has no plans or proposals that relate to, or may result in, any of the matters listed in Items 4(a) - (j) of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a) - (b) As a result of the exercisability of its Warrant, ICP6 may be deemed to be the beneficial owner of 1,687,500 shares of Common Stock (the "Shares"). Based upon information provided to ICP6 by Protalex, the Shares would constitute approximately 9.66% of the issued and outstanding shares of Common Stock of Protalex. As the General Partner of ICP6, ICM6 could be deemed to have shared voting or dispositive power of the Shares owned by ICP6.

Except as set forth herein, to the best knowledge of ICP6, without independent verification, no shares of Common Stock of Protalex are beneficially owned by any of the persons named in Section 2 hereof.

(c) None of ICP6, ICM6 nor, to the best knowledge of ICP6, without independent verification, any person named in Section 2 hereof, has effected any transaction in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

                                                              Page 6 of 25 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

ICP 6 is a party to a Shareholder Agreement, dated as of September 18, 2003, between Protalex, v Spring SBIC, L.P., SF Capital and certain executive officers and directors of the Protalex. An Exhibit C listing each party to the Shareholder Agreement is attached. The Shareholder Agreement requires the parties to vote their Common Stock to fix and maintain the number of directors at seven and to vote for a director that is designated in accordance with the provisions of the Shareholder Agreement. The aggregate number of shares of Common Stock (including options and warrants to purchase Common Stock that are exercisable within 60 days of the date hereof) owned by the parties to the Shareholder Agreement, based on information provided to ICP6 by Protalex, is 10,000,191 shares. The share ownership reported for ICP6 does not include any shares owned by the other parties to the Shareholder Agreement. ICP6 disclaims beneficial ownership of any shares of Common Stock owned by the other parties to the Shareholder Agreement.

Except as set forth in Item 3 and this Item 6, to the best knowledge of ICP6, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Protalex, including not limited to, transfer or voting of the securities of Protalex, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profit or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of Protalex.

Item 7.  Material to be filed as Exhibits.

Exhibit A:   Agreement of Joint Filing
Exhibit B:   List of Managers of Integral Capital Management VI, LLC
Exhibit C:   Parties to the Shareholder Agreement
Exhibit D:   Shareholder Agreement

                                                              Page 7 of 25 Pages

                                   SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  September 26, 2003

                                          INTEGRAL CAPITAL MANAGEMENT VI, LLC


                                          By /s/ Pamela K. Hagenah
                                            ----------------------
                                            Pamela K. Hagenah
                                            a Manager


                                          INTEGRAL CAPITAL PARTNERS VI, L.P.


                                          By Integral Capital Management VI, LLC
                                          its General Partner


                                          By /s/ Pamela K. Hagenah
                                            ----------------------
                                            Pamela K. Hagenah
                                            a Manager

                                                              Page 8 of 25 Pages

                                    EXHIBIT A

                            Agreement of Joint Filing

                  The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Protalex, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date:  September 26, 2003

                                          INTEGRAL CAPITAL MANAGEMENT VI, LLC


                                          By /s/ Pamela K. Hagenah
                                            ----------------------
                                            Pamela K. Hagenah
                                            a Manager


                                          INTEGRAL CAPITAL PARTNERS VI, L.P.


                                          By Integral Capital Management VI, LLC
                                          its General Partner


                                          By /s/ Pamela K. Hagenah
                                            ----------------------
                                            Pamela K. Hagenah
                                            a Manager

                                                              Page 9 of 25 Pages

                                    EXHIBIT B

                 Managers of Integral Capital Management VI, LLC

Set forth below, with respect to each manager of Integral Capital Management VI, LLC, is the following: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

1.       (a)      Roger B. McNamee
         (b)      c/o Integral Capital Partners
                  3000 Sand Hill Road
                  Building 3, Suite 240
                  Menlo Park, CA  94025
         (c)      Managing member of various private  investment  firms known as
                  Integral   Capital   Partners,   including   Integral  Capital
                  Management VI, LLC, a Delaware limited liability company.
         (d)      United States Citizen

2.       (a)      John A. Powell
         (b)      c/o Integral Capital Partners
                  3000 Sand Hill Road
                  Building 3, Suite 240
                  Menlo Park, CA  94025
         (c)      Managing member of various private  investment  firms known as
                  Integral   Capital   Partners,   including   Integral  Capital
                  Management VI, LLC, a Delaware limited liability company.
         (d)      United States Citizen

3.       (a)      Pamela K. Hagenah
         (b)      c/o Integral Capital Partners
                  3000 Sand Hill Road
                  Building 3, Suite 240
                  Menlo Park, CA  94025
         (c)      Managing member of various private  investment  firms known as
                  Integral   Capital   Partners,   including   Integral  Capital
                  Management VI, LLC, a Delaware limited liability company.
         (d)      United States Citizen

                                                             Page 10 of 25 Pages

4.       (a)      Charles A. Morris
         (b)      c/o Integral Capital Partners
                  100 Light Street
                  22nd Floor
                  Baltimore, MD  21202
         (c)      Managing member of various private  investment  firms known as
                  Integral   Capital   Partners,   including   Integral  Capital
                  Management VI, LLC, a Delaware limited liability company.
         (d)      United States Citizen

5.       (a)      Brian T. Stansky
         (b)      c/o Integral Capital Partners
                  100 Light Street
                  22nd Floor
                  Baltimore, MD  21202
         (c)      Managing member of various private  investment  firms known as
                  Integral   Capital   Partners,   including   Integral  Capital
                  Management VI, LLC, a Delaware limited liability company.
         (d)      United States Citizen

6.       (a)      Glen T. Kacher
         (b)      c/o Integral Capital Partners
                  3000 Sand Hill Road
                  Building 3, Suite 240
                  Menlo Park, CA  94025
         (c)      Managing member of various private  investment  firms known as
                  Integral   Capital   Partners,   including   Integral  Capital
                  Management VI, LLC, a Delaware limited liability company.
         (d)      United States Citizen

                                                             Page 11 of 25 Pages

                                    EXHIBIT C

                      Parties to the Shareholder Agreement

1. Protalex, Inc.

2. vSpring SBIC, L.P.

3. Integral Capital Partners VI, L.P.

4. SF Capital

5. Kirk Raab

6. Steven Kane

7. Frank M. Dougherty, Esq.

8. Arthur D. Bankhurst, M.D.

9. Donald K. Dean

10.John Doherty

                                                             Page 12 of 25 Pages

                                    EXHIBIT D

                              Shareholder Agreement

                              SHAREHOLDER AGREEMENT

         This Shareholder Agreement (this "Agreement") is entered into as of the 18th day of September, 2003, by and among Protalex, Inc., a New Mexico corporation (the "Company"), certain of the holders of the Common Stock of the Company or options to acquire the Common Stock identified on Exhibit A hereto (the "Existing Shareholders") and the Investors listed on Schedule I (the "Investors") with reference to the following facts:

         A. The Company has agreed to issue and the Investors have agreed to purchase shares of the Company's Common Stock and Warrants to purchase shares of the Company's Common Stock pursuant to that certain Securities Purchase Agreement of even date herewith (the "Purchase Agreement") at a Closing (the "Closing"); and, as a condition to such Closing, the parties wish to assure that
(i) a representative of the Investors is elected as a member of the Board of Directors of the Company and (ii) the transfer of shares of the Company's Common Stock by the Existing Investors following the Closing is limited.

         NOW, THEREFORE, in consideration of their respective promises contained in this Agreement, the undersigned agree as follows:

         1. Definitions. For the purposes of this Agreement, capitalized terms that are used but not defined herein shall have the respective meanings ascribed thereto in the Purchase Agreement.

              a. "Affiliate" means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such specified Person, for so long as such Person remains so associated to the specified Person.

              b. "Expiration Date" shall mean that date on which vSpring SBIC, L.P. ("vSpring"), together with its Affiliates, no longer owns shares of Common Stock and Warrant Shares, on an as exercised basis, (as appropriately adjusted for stock splits, combinations, recapitalizations and similar transactions) that represent less than 25% of the shares of Common Stock and Warrant Shares, on an as exercised basis, purchased by vSpring together with its Affiliates at the Closing (as appropriately adjusted for stock splits, combinations, recapitalizations and similar transactions).

                                                             Page 13 of 25 Pages

              c. "Liquidity Date" shall have the same meaning as that term is defined in that certain Investor Rights Agreement dated of even date herewith among the Company and the Investors (defined therein).

              d. "Person" shall mean any individual, any corporation, limited liability company, general or limited partnership, business trust, unincorporated association or other business organization or entity, or any governmental authority.

              e. "Shares" shall mean: (i) all securities of the Company (including all shares of the Company's Common Stock and all options, warrants and other rights to acquire shares of the Company's Common Stock) owned by such Existing Shareholder or such Investor as of the date of this Agreement, and (ii) all additional securities of the Company (including all additional shares of the Company Common Stock and all additional options, warrants and other rights to acquire shares of the Company Common Stock) of which such Existing Shareholder or such Investor acquires beneficial ownership during the period commencing with the execution and delivery of this Agreement until two years from the Closing Date.

              f. "Restriction Termination Date" shall mean the date that is the earlier to occur of (i) the two year anniversary of the Closing Date or (ii) the Liquidity Date.

              g. A Person shall be deemed to have effected a "Transfer" of a security if such Person directly or indirectly (i) offers for sale, sells, assigns, pledges, encumbers, grants an option with respect to, transfers or otherwise disposes of such security or any interest therein, or (ii) enters into an agreement, commitment or other arrangement providing for the sale of, assignment of, pledge of, encumbrance of, granting of an option with respect to, transfer of or disposition of such security or any interest therein.

         2. Restriction on Transfer; Stop Transfer. Except as expressly contemplated by this Agreement, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the Restriction Termination Date, each of the Existing Shareholders listed on Exhibit B (the "Restricted Shareholders") shall not, without the prior written consent of vSpring, directly or indirectly, (i) cause or permit the Transfer of any of the Shares to be effected, or discuss, negotiate or make any offer regarding any Transfer of any of the Shares, or (ii) request that the Company register the Transfer of any certificate or uncertificated interest representing any of the Shares; provided however, that, during the period beginning on the one year anniversary of the Closing Date continuing until the Restriction Termination Date, each such Restricted Shareholder may Transfer in the aggregate up to 10% of the Shares beneficially owned by such Restricted Shareholder (determined on a fully-diluted basis) as of the Closing Date without the prior written consent of vSpring. Each Restricted Shareholder hereby agrees that, in order to ensure compliance with the restrictions referred to herein, the Company may issue appropriate "stop transfer" instructions to its transfer agent in respect of the Shares.

         3. Proxies and Non-Interference; Stop Transfer. Except as expressly contemplated by this Agreement, at all times during the period commencing with the execution and delivery of

                                                             Page 14 of 25 Pages

this Agreement and continuing until the Expiration Date, each of the Existing Shareholders and each of the Investors shall not, without the prior written consent of vSpring, directly or indirectly, (i) grant any proxies or powers of attorney with respect to any of the Shares, deposit any of the Shares into a voting trust or enter into a voting agreement or other similar commitment or arrangement with respect to any of the Shares in contravention of the obligations of such Existing Shareholder or such Investor, respectively, under this Agreement, or (ii) take any action that would make any representation or warranty of such Existing Shareholder or such Investor, respectively, contained herein untrue or incorrect, or have the effect of preventing or disabling such Existing Shareholder or such Investor, respectively, from performing any of such Existing Shareholder's or such Investor's obligations under this Agreement. Each Existing Shareholder and each Investor hereby agrees that, in order to ensure compliance with the restrictions referred to herein, the Company may issue appropriate "stop transfer" instructions to its transfer agent in respect of the Shares.

         4. Voting Agreement. Until the Expiration Date, at each annual meeting of the shareholders of the Company, or at any meeting of the shareholders of the Company at which members of the Board of Directors are to be elected, however called, and at every adjournment or postponement thereof, and at any other time at which shareholders of the Company will have the right to or will vote for or render consent in writing regarding the election of directors of the Company, then and in each event, each Existing Shareholder and each Investor hereby covenants and agrees to appear at such meeting, in person or by proxy, or otherwise cause all of the Shares to be counted as present thereat for purposes of establishing a quorum thereat, and each Existing Shareholder and each Investor shall vote, or cause to be voted (and on every action or approval by written consent of shareholders with respect to the following, act, or cause to be acted, by written consent) with respect to all of the Shares that such Existing Shareholder or such Investor is entitled to vote or as to which such Existing Shareholder or such Investor has the right to direct the voting, as of the relevant record date, in favor of the following actions:

              a. to fix and maintain the number of directors at seven (7);

              b. with respect to one (1) member of the Board of Directors, to cause and maintain the election of (1) candidate designated by vSpring, who shall initially be Dr. Dinesh Patel (the "Investor Designee").

         5. Irrevocable Proxy. Concurrently with the execution of this Agreement, each Existing Shareholder and each Investor shall deliver to vSpring an irrevocable proxy in the form attached hereto as Exhibit C, which shall be irrevocable to the fullest extent permitted by applicable law, with respect to the Shares.

         6. Representations and Warranties. Each Existing Shareholder and each Investor hereby represents and warrants to vSpring and the Company as follows:

              a.  Ownership  of  Shares.  Such  Existing   Shareholder  or  such
Investor, as applicable, is the beneficial owner (as such term is defined under Rule 13(d)(3) promulgated

                                                             Page 15 of 25 Pages

under the Securities Exchange Act of 1934, as amended, except that such terms shall include Shares that may be acquired more than sixty (60) days from the date hereof) of all of the Shares; provided that with respect to the Shares held by such Investor issued by the Company upon the Closing, this representation and warranty assumes the valid issuance of the shares by the Company pursuant the Purchase Agreement. Such Existing Shareholder or such Investor, as applicable, has sole voting power and the sole power of disposition with respect to all of the Shares, with no limitations, qualifications or restrictions on such rights, subject to applicable federal securities laws and the terms of this Agreement. Such Existing Shareholder or such Investor, as applicable, is the sole record holder (as reflected in the records maintained by the Company's transfer agent for the Company's Common Stock) of all of the Shares.

              b. Power; Binding Agreement. Such Existing Shareholder or such Investor, as applicable, has the legal capacity, power and authority to enter into and perform all of such Existing Shareholder's or such Investor's obligations under this Agreement. The execution, delivery and performance of this Agreement by such Existing Shareholder or such Investor will not violate any agreement or court order to which such Existing Shareholder or such
Investor, as applicable, is a party or is subject, including, without limitation, any voting agreement or voting trust. This Agreement has been duly and validly executed and delivered by such Existing Shareholder or such Investor and constitutes a valid and binding agreement of such Existing Shareholder or such Investor, enforceable against such Existing Shareholder or such Investor in accordance with its terms.

              c. No Consents. To his, her or its knowledge, the execution and delivery of this Agreement by such Existing Shareholder or such Investor does not, and the performance by such Existing Shareholder or such Investor of his, her or its obligations hereunder will not, require such Existing Shareholder or such Investor to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Authority.

         7. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in vSpring any direct or indirect ownership or incidence of ownership of or with respect to any Shares. Except as provided in this Agreement, all rights, ownership and economic benefits relating to the Shares shall remain vested in and belong to such Existing Shareholder or such Investor, respectively.

         8. Shareholder Notification of Acquisition of Additional Shares. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the Expiration Date, each such Existing Shareholder or such Investor shall promptly notify vSpring and the Company of the number of any additional shares of the Company's Common Stock and the number and type of any other voting securities of the Company acquired by such Existing Shareholder or such Investor, if any, after the date hereof.

         9. Stop Transfer Instructions. At all times commencing with the execution and delivery of this Agreement and continuing until the later of the Expiration Date or the Restriction Termination Date, the Company shall not register the Transfer (by book-entry or otherwise) of

                                                             Page 16 of 25 Pages

any certificate or uncertificated interest representing any of the Shares unless such Transfer is made pursuant to and in compliance with the terms and conditions of this Agreement. The Company shall instruct its transfer agent for the Company's Common Stock (the "Transfer Agent") not to Transfer, at any time commencing with the execution and delivery of this Agreement and continuing until later of the Expiration Date or the Restriction Termination Date, any certificate or uncertificated interest representing any of the Shares unless and until the Transfer Agent has received the Company's instruction to effect any such Transfer.

         10. Specific Performance. The parties agree that the damages to the parties from a violation of Section 4 of this Agreement will be difficult to ascertain, that the parties will not have an adequate remedy at law for such a breach and that specific performance or other equitable relief from a breach or anticipatory breach of Section 1 is therefore appropriate. If any party hereto or such party's assigns institutes any action or proceeding to specifically enforce the provisions hereof, any Person against whom such action or proceeding is brought hereby waives the claim of defense therein that such party or such personal representative has an adequate remedy at law, and such Person shall not offer in any such action or proceeding the claim or defense that such remedy at law exists.

         11. Further Assurances. At the request of any party to another party or parties to this Agreement, such other party or parties shall execute and deliver such instruments or documents to evidence or further effectuate the respective rights and obligations of the parties and to evidence and effectuate any termination of this Agreement.

         12. Transferees. This Agreement shall bind and inure to the benefit of any transferees of the Existing Shareholders and the Investors, and the Company shall not consent to a transfer of a share of Common Stock owned by an Existing Shareholder or an Investor unless the transferee thereof agrees to be bound by this Agreement. Nothing in this Agreement shall be deemed to restrict the ability of an Investor to transfer Shares in registered open market transactions.

         13. Amendment. This Agreement may be amended only upon the agreement of
(i) the Company, (ii) a majority-in-interest of the Investors voting on an as-converted basis (which majority-in-interest shall include the agreement of vSpring), and (iii) all of the Existing Shareholders executing this Agreement.

         14. Counterparts. This Agreement may be signed in two or more counterparts, each of which shall be deemed to be an original, fully executed agreement.

         15. Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of California applicable to contracts made and to be performed in the State of California. The parties hereto irrevocably consent to the jurisdiction of the United States federal courts and state courts located in the City of Albuquerque in any suit or proceeding based on or arising under this Agreement and irrevocably agree that all claims in respect of such suit or proceeding may be determined in such courts. The parties hereto irrevocably waive the defense of an inconvenient forum to the maintenance of such suit or

                                                             Page 17 of 25 Pages

proceeding. The parties hereto further agree that service of process upon the parties hereto mailed by the first class mail shall be deemed in every respect effective service of process upon such party in any suit or proceeding arising hereunder. Nothing herein shall affect either party's right to serve process in any other manner permitted by law. The parties hereto agree that a final non appealable judgment in any such suit or proceeding shall be conclusive and may be enforced in other jurisdictions by suit or such judgment or in any other lawful manner.

         16. Attorneys' Fees. In any legal proceeding arising out of this Agreement, including with respect to any instrument, document or agreement made under or in connection with this Agreement, the prevailing party shall be entitled to recover its costs and actual attorneys' fees. As used in this Agreement, "actual attorneys' fees" shall mean the full and actual cost of any legal services actually performed in connection with the matters involved, calculated on the basis of the usual hourly fees charged by the attorneys performing such services.

         17. Severability. The provisions of this Agreement are independent of and severable from each other, and no provision shall be affected or rendered invalid or unenforceable by virtue of the fact that for any reason any other or others of them may be invalid or unenforceable in whole or in part. Further, if a court of competent jurisdiction determines that any provision of this Agreement is invalid or unenforceable as written, such court may interpret, construe, rewrite or revise such provision, to the fullest extent allowed by law, so as to make it valid and enforceable consistent with the intent of the parties hereto.

                                                             Page 18 of 25 Pages

     IN WITNESS WHEREOF, the undersigned have caused this agreement to be signed on the date first written above.

COMPANY:

PROTALEX, INC., a New Mexico
corporation


By:_____________________________________
   Steven Kane,
   President and Chief Executive Officer


                                         EXISTING SHAREHOLDERS:


                                         _______________________________________
                                         [Signature]

                                         _______________________________________
                                         [Print Name]

                                         _______________________________________
                                         [Title (if shareholder not individual)]


                                         INVESTORS:


                                         _______________________________________
                                         [Signature]

                                         _______________________________________
                                         [Print Name]

                                         _______________________________________
                                         [Title (if shareholder not individual)]



                         [COUNTERPART SIGNATURE PAGE TO
                             SHAREHOLDER AGREEMENT]

                                                             Page 19 of 25 Pages

                                CONSENT OF SPOUSE


         I acknowledge that I have read the foregoing Shareholder Agreement and that I know its contents. I am aware that by its provisions shares in which I have or may have an interest must be voted to assure that the Investor Designee is elected as a member of the Company's Board of Directors. I further acknowledge that the transfer of such shares is restricted by the Agreement. I hereby agree that those shares and my interest in them, if any, are subject to the provisions of the Agreement and that I will take no action at any time to hinder operation of, or violate, the Agreement. I understand that the parties to the foregoing Agreement relied on my promise herein when entering into such Agreement.




                                         _______________________________________
                                         (Signature)

                                                             Page 20 of 25 Pages

                                    EXHIBIT A


1. Kirk Raab

2. Steven Kane

3. Frank M. Dougherty, Esq.

4. Arthur D. Bankhurst, M.D.

5. Donald K. Dean

6. John Doherty

                                                             Page 21 of 25 Pages

                                    EXHIBIT B


1. Kirk Raab

2. Steven Kane

3. Frank M. Dougherty, Esq.

4. Arthur D. Bankhurst, M.D.

5. Donald K. Dean

6. John Doherty

                                                             Page 22 of 25 Pages

                                    EXHIBIT C

                                IRREVOCABLE PROXY

The undersigned Shareholder (the "Shareholder") of Protalex, Inc., a New Mexico corporation ("Protalex"), hereby irrevocably (to the fullest extent permitted by law), as of September 18, 2003, appoints each of _________ and ________ of _________ ("_______"), as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the Shares (as defined in the Voting Agreement, defined below) that now are or hereafter may be beneficially owned by the undersigned, in accordance with the terms of this Proxy. The Shares beneficially owned by Shareholder as of the date of this Proxy are listed on the final page of this Proxy, along with the number(s) of the stock certificate(s) which represent such Shares. Upon Shareholder's execution of this Proxy, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and Shareholder agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Date (as defined below).

Notwithstanding the limitations set forth in Article I Section 6 of the Company's Bylaws, this Proxy is irrevocable (to the fullest extent permitted by law), is coupled with an interest and is granted pursuant to that certain Voting Agreement of even date herewith (the "Voting Agreement") by and among Protalex, the Investors (defined therein), the Existing Shareholders (defined therein), including the undersigned Shareholder of Protalex, and is granted in consideration of the Investors and Protalex entering into that certain Securities Purchase Agreement of even date herewith (as it may hereafter be amended from time to time in accordance with the provisions thereof, the "Purchase Agreement") by and among Protalex and the Buyers (defined therein). As used in this Proxy, the term "Expiration Date" shall be as defined in the Voting Agreement.

The attorneys and proxies named above, and each of them, are hereby authorized and empowered by Shareholder, at any time prior to the Expiration Date, to act as Shareholder's attorney and proxy to vote all of the Shares, and to exercise all voting, consent and similar rights of the undersigned with respect to all of the Shares (including, without limitation, the power to execute and deliver written consents) at every annual or special meeting of stockholders of Protalex (and at every adjournment or postponement thereof), and in every written consent in lieu of such meeting:

         a. to fix and maintain the number of directors at seven (7);

         b. with respect to one (1) member of the Board of Directors, to cause and maintain the election of (1) candidate designated by vSpring SBIC, L.P., who shall initially be Dr. Dinesh Patel.

                                                             Page 23 of 25 Pages

The attorneys and proxies named above may not exercise this Proxy on any other matter except as provided in clauses (a) and (b) above. Shareholder may vote the Shares on all other matters. Any obligation of Shareholder hereunder shall be binding upon the successors and assigns of Shareholder.

This Proxy shall terminate and be of no further force and effect, automatically upon the Expiration Date.


                            [SIGNATURE PAGE FOLLOWS]

                                                             Page 24 of 25 Pages

IN WITNESS WHEREOF, Shareholder has caused this Irrevocable Proxy to be duly executed as of the day and year first above written.


                                SHAREHOLDER:



                                Signature:_______________________________


                                Name:___________________________________


                                Address:________________________________


                                Facsimile No.:__________________________


                                Shares beneficially owned:

                                ___________Protalex common shares

                                ___________Protalex common shares issuable upon exercise of outstanding options or warrants




                      [SIGNATURE PAGE TO IRREVOCABLE PROXY]

                                                             Page 25 of 25 Pages

                                   SCHEDULE I


1. vSpring SBIC, L.P.

2. Integral Capital Partners VI, L.P.

3. SF Capital